Form C-AR

INTRODUCTION

In this Annual Report, the term "Slingshot Productions™," "Slingshot Productions," "the Company," "our," or "we" refers to Slingshot USA, LLC.

Slingshot USA, LLC t/a Slingshot Productions™, established on September 14, 2021, in Delaware as a Limited Liability Company opting for Corporation tax status, focuses on creating, producing, distributing, marketing, financing, and monetizing full-length animated movies. Our inaugural project, the DAVID movie ("DAVID,") is an animated musical drawing inspiration from the biblical narrative of David. This film aims to align with the highest animation standards, enriching viewers with authentic biblical storytelling, riveting music, and superior production values. Scheduled for a November 2025 worldwide cinema release, DAVID aspires to be a monumental cinema event, leaving a lasting impact for generations.

This film aims to bridge audiences globally, leveraging the millennia-spanning appeal of David's story, celebrated across diverse cultures and beliefs. Directed by Phil Cunningham, our mission is to craft a film that entertains and inspires, ensuring fidelity to the biblical narrative while reaching a broad audience spectrum.

Embracing modern equity crowdfunding opportunities enabled by new legislation, Slingshot Productions invites community and faith-based investors to participate in the early-stage financing, offering a chance to contribute and potentially share in the success.

Historically, animated features have proven their massive appeal and revenue-generating capacity, with titles like "Frozen," "The Incredibles," and "Toy Story" achieving over $1 billion in revenue. Faith-based productions, such as "Prince of Egypt" and "Passion of the Christ," have also demonstrated substantial market viability, underscoring the untapped potential for high-quality religious content.

Slingshot Productions is poised to leverage these dynamics, aiming for DAVID to set a new standard in faith-based entertainment. The strategy encompasses exceptional production values and innovative distribution methods, engaging a global community in the storytelling process. DAVID is crafted to fill a unique niche, blending adventure, music, and narrative depth, distinguishing itself from traditional faith-based cinema.

In the spirit of the JOBS Act, we recognize the transformative power of fan engagement in entertainment. Our approach is grounded in community collaboration, offering an inclusive platform for supporters to partake in the storytelling journey. DAVID embodies this synergy, blending timeless biblical narratives with contemporary animation and storytelling techniques, aiming to resonate across diverse demographics.

In sum, DAVID is not merely a film but a cultural endeavor that promises to rekindle the profound narratives of the Bible through the universal language of animation, engaging, inspiring, and uniting audiences around the globe.

FINANCIAL REPORT

Refer to Attachment A

FINANCIAL CONDITION OF THE COMPANY

Overview

Slingshot USA, LLC (the "Company") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is partly co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

Slingshot Productions is yet to be profitable, so we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates significant revenue. The movie's release is planned for 2025, and the total running cost through then will amount to $61 million. The Company has raised funding of $56 million and has a binding subscription agreement to call up to $10.6 million from Slingshot Productions Limited. The Company has adequate funding to cover the $61 million Running cost.

Once the Company starts earning significant revenue from the movie, it anticipates it can cover the Running cost going forward.

Warrants

Since its first year of operation, the Company has been issued preferred units at $1 per unit and continued to do so during Reg CF and Reg D equity offerings. As the Company prepares to release its movie, it launched Reg A+ at a higher price of $1.25 per preferred unit, which was increased to $1.65 in December 2023. However, given the high costs of running Crowdfunding campaigns, the Company has decided to keep its Reg D issuances at $1 per Preferred Unit.

In March 2023, Slingshot Productions Limited invested $11 million at $1.25 per preferred unit through Reg A+, and simultaneously, the Company issued 2,200,000 warrants with an exercise price of $0.01 per Preferred Unit to Slingshot Productions Limited. These warrants were exercised in 2023.

In August 2023, the Angel Acceleration Fund invested $1 million at $1.25 per preferred unit through Reg A +, and simultaneously, the Company issued 200,000 warrants with an exercise price of $0.10 per Preferred Unit to the Angel Acceleration Fund. These warrants were exercised in 2023.

Since no advertising costs were associated with the Slingshot Productions Limited and Angel Acceleration Fund investment, management deemed an effective price of approximately $1 per preferred unit, similar to that of Reg D, as explained above (which includes the effect of the warrants), reasonable.

Results of Operations

The following represents our performance highlights:

The Company is still producing DAVID. In 2023, it launched initial merchandise and started monetizing the Young DAVID series, which amounted to $259k in sales. There were no sales during 2022. We anticipate other revenue streams beginning through 2025, and we are optimistic that sales will grow as we approach the launch of DAVID in November 2025.

Advertising expenses decreased from $973k in 2022 to $206k in 2023. This expense represents advertising to promote our crowdfunding campaigns. Our advertising spending halted for a big part of 2023, which was strategically done to await the release of the Young DAVID series.

Professional fees increased from $504k in 2022 to $658k. The 30% increase is due to increased fees agreed upon with our legal counsel and contract increases previously agreed upon with other service providers.

The insurance expenses increased from $6k to $19.8k, which was in line with the increased risk exposure of the Company with more commercial activities in 2023.

Key stakeholders and contractors met with the Company's management for a summit in Los Angeles in 2023, which is key to planning, coordinating, distributing, and monetizing DAVID. In addition, several trips were made to meet with potential investors to close the additional funding required. This resulted in $148k of travel expenses in 2023, which was not incurred in 2022.

The Company incurred a $3.7k interest expense from the facility entered into in December 2023 with related parties (owners of the Company's holding company), which was capitalized in production costs of DAVID (recorded in investments in production).

Our operating loss before tax was $779k in 2023, down from $1,484k in 2022. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the movie's release in November 2025. The Company had a net loss of $779k in 2023 compared to $1,484k in 2022.

Financial Position:

Our Company had cash and cash equivalents of $2,345k as of December 31, 2022, which reduced to $193k as of December 31, 2023, which is due to the timing of cash inflows from the Company's Crowdfunding campaigns and cash outflows of paying production costs. Our accounts receivable decreased from $700k in 2022 to $80k in 2023, mainly related to certain rights associated with the Young DAVID series that we sold to a distributor, payable over an agreed period. The Young David rights, sold in 2022, were again acquired in 2023 for the same amount, with a new agreement between GoMinno, Angel Studios, and Slingshot Productions to monetize the Young David series in a collaborated effort. This also ensures that Slingshot Productions owns all rights associated with Young DAVID and DAVID. The subscription receivable of $500k as of December 31, 2022, was collected in cash on January 12, 2023. Our current assets decreased from $3,580k as of December 31, 2022, to $288k as of December 31, 2023, mainly due to the decrease in our cash balance due to the timing of Crowdfunding campaign inflows and production payment outflows.

Our non-current assets increased from $22,454k as of December 31, 2022, to $39,158k as of December 31, 2023. The increase was mainly attributable to the capitalization of the DAVID movie production costs. Our total assets increased from $26,034k as of December 31, 2022, to $39,446k as of December 31, 2023.

Our trade and other payables increased slightly from $37k as of December 31, 2022, to $57k as of December 31, 2023. Accounts payables to a related party decreased from $712k as of December 31, 2022, to $18k as of December 31, 2023, which is related to the production of the Young DAVID shorts that were fully paid during the 2023 financial year. Our short-term loan decreased from $897k as of December 31, 2022, to $800k as of December 31, 2023, which relates to the full repayment of an interest-free loan for the Crowdfunding advertising during 2023 and drawing funds from an interest-bearing facility of $800k during 2023 with related parties (owners of the Company's holding company). Our current liabilities decreased to $945k as of December 31, 2023, from $1,840k as of December 31, 2022.

Our Preferred and Common Units increased from $26,754k as of December 31, 2022, to $41,840k as of December 31, 2023, due to the crowdfunding campaigns continuing in the 2023 financial year. Our accumulated deficit rose from $2,560k as of December 31, 2022, to $3,338k as of December 31, 2023. Our total members' equity increased from $24,194k as of December 31, 2022, to $38,501k as of December 31, 2023. Our total liabilities and members' equity increased from $26,034k as of December 31, 2022, to $39,446k as of December 31, 2023.

We anticipate sales will increase closer to the movie's launch, and we remain committed to managing our expenses effectively to ensure we achieve our financial objectives.

OPERATIONS: MANAGERS AND OFFICERS

The Company's executive officers and board of managers are as follows as of March 7, 2024:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Sanet Kritzinger	Co-Founder, Executive Manager	50	Appointed to an indefinite term of office in September 2021	Full-time
Osment Philip Cunningham	Co-Founder, Executive Manager	53	Appointed to an indefinite term of office in September 2021	Full-time
David Michael Brett Johnson	Executive Manager	67	Appointed to an indefinite term of office in September 2021	5 hours
Bernardus Johannes Lans	Secretary and Chief Financial Officer	46	Appointed to an indefinite term of office in November 2021	Full-time
Paul Venter	Chief Executive Officer	44	Appointed to an indefinite term of office in March 2024	Full-time

Sanet Kritzinger – Co-Founder, Executive Manager

www.linkedin.com/in/sanet-kritzinger-06509210

Osment Philip Cunningham – Co-Founder, Executive Manager

www.linkedin.com/in/phil-cunningham-b2aa2519

David Michael Brett Johnson - Executive Manager

www.linkedin.com/in/thebrettjohnson

Bernardus Johannes Lans – Chief Financial Officer and Company Secretary

 www.linkedin.com/in/bernarduslans

Paul Venter – Chief Executive Officer

https://www.linkedin.com/in/paulventer/

BENEFICIAL OWNERS WITH VOTING EQUITY

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

| | Par value | Authorized | Units issued and outstanding | |
			December 31, 2023	December 31, 2022
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	41,802,504	27,134,404

Subsequent to December 31, 2023, the Company amended the Operating Agreement as follows:
- The authorized Preferred Units were increased from 60,000,000 to 90,000,000
- The rights of Preferred Units were changed in that Preferred Units have voting rights if the holder also holds Common Units. Holders with Preferred Units only do not have voting rights. This amendment changed the control of the Company as follows:

Prior to the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of Voting Units
Slingshot Productions Limited (1)	25,200,000	30,600,000	25,200,000	50%
The Gideon Trust (2)	25,200,000	-	25,200,000	50%
Total			**50,400,000**	

After the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of voting Units
Slingshot Productions Limited (1)	25,200,000	30,600,000	55,800,000	68.8%
The Gideon Trust (2)	25,200,000	-	25,200,000	31.2%
Total			**81,000,000**	

Notes:

(1) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(2) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

ISSUER: EXPLAINER AND BUSINESS PLAN

Company Purpose: Slingshot Productions is a media house built to celebrate truth, topple giants and ignite transformation.

Slingshot Productions™, established on September 14, 2021, in Delaware as a Limited Liability Company opting for Corporation tax status, focuses on creating, producing, distributing, marketing, financing, and monetizing full-length animated movies. Our inaugural project, the DAVID movie ("DAVID,") is an animated musical drawing inspiration from the biblical narrative of David. This film aims to align with the highest animation standards, enriching viewers with authentic biblical storytelling, riveting music, and superior production values. Scheduled for a November 2025 worldwide cinema release, DAVID aspires to be a monumental cinema event, leaving a lasting impact for generations.

This film aims to bridge audiences globally, leveraging the millennia-spanning appeal of David's story, celebrated across diverse cultures and beliefs. Directed by Phil Cunningham, our mission is to craft a film that entertains and inspires, ensuring fidelity to the biblical narrative while reaching a broad audience spectrum.

Embracing modern equity crowdfunding opportunities enabled by new legislation, Slingshot Productions invites community and faith-based investors to participate in the early-stage financing, offering a chance to contribute and potentially share in the success.

Historically, animated features have proven their massive appeal and revenue-generating capacity, with titles like "Frozen," "The Incredibles," and "Toy Story" achieving over $1 billion in revenue. Faith-based productions, such as "Prince of Egypt" and "Passion of the Christ," have also demonstrated substantial market viability, underscoring the untapped potential for high-quality religious content.

Slingshot Productions is poised to leverage these dynamics, aiming for DAVID to set a new standard in faith-based entertainment. The strategy encompasses exceptional production values and innovative distribution methods, engaging a global community in the storytelling process. DAVID is crafted to fill a unique niche, blending adventure, music, and narrative depth, distinguishing itself from traditional faith-based cinema.

In the spirit of the JOBS Act, we recognize the transformative power of fan engagement in entertainment. Our approach is grounded in community collaboration, offering an inclusive platform for supporters to partake in the storytelling journey. DAVID embodies this synergy, blending timeless biblical narratives with contemporary animation and storytelling techniques, aiming to resonate across diverse demographics.

In sum, DAVID is not merely a film but a cultural endeavor that promises to rekindle the profound narratives of the Bible through the universal language of animation, engaging, inspiring, and uniting audiences around the globe.

The first project was to showcase the envisioned film quality and animation capabilities, and a demo clip was created as a proof of concept. The demo is not part of the movie or the Young David series and is a completed project. This was completed in 2017 and can be viewed here: https://youtu.be/8NUsnQ1EcOo.

Two projects are running simultaneously and complement each other. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film that will be released theatrically worldwide in 2025.


THE LAUNCH PLAN
YOUNG DAVID
5 PART MINI-SERIES ON ANGEL & MINNO
Warrior NOV '23
King DEC '23
Shepherd JAN '24
Poet FEB '24
Worshiper MAR '24
2023
2024
STREAMING ON
ANGEL STUDIOS
minno
DAVID
GLOBAL THEATRICAL RELEASE
2025
FULL-LENGTH ANIMATED FEATURE RELEASED WORLDWIDE
SUBJECT TO CHANGE

<u>Young DAVID Series</u>

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The LINK (https://youtu.be/Sa4-GCtt728?si=7ZxDyqts_3c1eE6s) showcases all the Young David series that have been developed.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper, each exploring a facet of David's character as revealed in the biblical text. Between November 2023 and March 2024, Young DAVID will be available to screen through Minno Kids and Angel Studios. It is a key strategic release strategy to build awareness and market the DAVID feature movie. The production of the Young DAVID series is complete.



For more information, please visit www.thedavidmovie.com

DAVID Feature Film

Inspiration

David is one of the most inspiring characters in human history. Warrior, Poet, Shepherd, Worshiper, and King, David's life is one of incredible color and energy. It's the ultimate underdog story.



It's about much more than a shepherd boy who took on a giant. It's a story that can inspire a generation to live more courageously and love more generously.

Not only is David's life one of the most compelling stories of human history, but it also points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

Why Animation?

We want DAVID's message to reach every culture and every generation and to be watched and re-watched for decades to come. Animation has a unique power to communicate across age, cultural, and language barriers like no other medium and is possibly the most evergreen and best-performing of all film genres.

Project Status

The DAVID Movie is in production and is due for a November 2025 worldwide cinematic release.

The Market Opportunity

DAVID will be distributed globally by Angel Studios - the distributors of the successful series "The Chosen," "His Only Son," and most recently, the highly successful "Sound of Freedom." "Sound of Freedom" was Angel's second foray into cinema distribution after the success of "His Only Son" and has grossed over $180 million at the domestic box office alone. Due to their innovative distribution approach, Angel has proven their ability to galvanize the support of the faith audience and see faith content break into the mainstream.

The DAVID strategy is to release on more than 4,000 screens in the US and secure major releases in all significant international markets. The producer hopes that all faith communities worldwide who know and love the story of David will screen the film. Outside of the faith community, we believe that David's story has the adventure, drama, and courage to draw and delight a mainstream audience far beyond the reach of most faith films.

Our unique approach to a successful cinema release includes four key pillars:

- **Building a Community**. A significant portion of DAVID's production budget has been raised via crowdfunding, and our community of fans, friends, and followers is growing constantly. Plans are in place to continue growing and expanding this community until the global release in 2025.
- **Engaging the Faith Community**. The initial "crowd" behind DAVID will be just a tiny subset of nearly 2.5 billion Christians worldwide, representing a massive global audience of families who already know and love the story of David. While DAVID is for a diverse, international movie-going audience, the Faith community is very likely where DAVID's "snowball" will start. Making a movie that authentically honors the biblical text is the filmmakers' passion and priority, and they firmly believe that cinematic audiences will be delighted by DAVID's quality, entertainment, and spiritual depth.
- **Release of the Young DAVID series**. This will precede the release of the DAVID feature film, and it will be a tool for building awareness ahead of the release of DAVID. The Young DAVID episodes will be critical assets in driving pre-sales of the DAVID movie tickets. Minno Kids and Angel Studios will release young DAVID between November 2023 and March 2024.
- **Global Theatrical Release Strategy**. Angel Studios has developed a highly innovative and effective approach to marketing a theatrical release that will be refined and adapted for DAVID. Part of Angel Studios' success with "Sound of Freedom" was their groundbreaking approach to pre-selling tickets and allowing fans to "Pay-it-Forward" (pre-purchase tickets for fans who could not normally afford a movie outing). With this experience, marketing pre-sales of movie tickets for DAVID will start as early as possible. The goal is to build momentum with Young DAVID in collaboration with the release of incredible new songs and a PIF campaign and to leverage pre-sales over an extended period, which major studios typically spend over a hundred million dollars to achieve.

The Commercial Potential of DAVID

Animated movies can draw an entire family audience, have strong re-watchability, and have the potential for multiple ancillary revenue streams - from music to toys, books, apparel, and many more merchandise categories. This breadth of appeal and diversity of revenue streams have made animated movies one of the most commercially successful film genres. The current commercial plans include:

i. Theatrical Box Office

The Producer's vision for DAVID is to become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience. While the cinema industry faces increasing competition from various forms of home entertainment, six of the top ten box-office earners of all time have been released since 2018, and 2023 saw two of the top twenty box-office grosses of all time. The goal is to make DAVID the must-see family movie event with a global theatrical release scheduled for November 2025, in addition to several ancillary revenue streams that should be possible from the DAVID property, as well as an additional faith-based series developed from the "Torch Creation Fund" to benefit all Company unitholders.

ii. Licensing and Merchandise (L&M)

Retail products, publishing, gaming, and other licensing constitute a significant revenue stream for successful animated properties. As a reference, "Toy Story" and "Cars" have each generated an estimated $10 billion in gross revenue from L&M to date, and "Frozen" generated approximately $5 billion in L&M gross in 2014.

DAVID has vast and unique merchandise potential. The strategy to release the five Young DAVID episodes from November 2023 to March 2024 as a prequel to the 2025 DAVID feature film will lay the foundation for creating further episodes of Young DAVID or DAVID content for years after the feature film. This strategically maintains licensing activities and product retail beyond the initial feature film release.

While L&M opportunities are expected to increase in 2025 with the launch of DAVID, an initial range of merchandise has been launched via the Angel Studios app and online store – see the following link https://shop.angel.com/pages/david-1. One unique opportunity the crowdfunding and community-building model offers is the ability to build a merchandise range and business during film production.

In addition, plush toys, puzzles, kids' apparel, journals, books, and many other functional and inspirational products for teenagers and adults will be launched.

iii. Home Entertainment

As a reference, "Minions" (2015) has earned $125 million in DVD/Blu-Ray sales. TV/Streaming revenue is estimated at approximately 5% of box-office gross. A successful theatrical release generally creates a strong demand for TV/Streaming rights – although no assurance can be given.

Revenue potential from music publishing, broadcasting, and streaming the Young DAVID series has been explored.

iv. Future Properties and Revenue Streams

The founders of Slingshot Productions have committed a percentage of net revenue to developing future faith content, David Torch Fund: 9% of DAVID and Young DAVID net revenue. Investors in the DAVID project will continue to participate as unitholders in any other content produced by Slingshot Productions in the future.

The long-term plan is to produce more DAVID content pending a successful release. The filmmakers aspire to produce more animated films about Esther and other biblical figures.

v. Other Commercial Opportunities Under Exploration

A successful release of DAVID and the Young DAVID series will open new avenues of revenue potential. Opportunities under exploration include, but are not limited to, a DAVID Immersive Experience, Musical Theater production, music publishing, curriculum development, and more.

Slingshot USA's Projects

The first project was to showcase the envisioned film quality and animation capabilities, and a demo clip was created as a proof of concept. The demo is not part of the movie or the Young DAVID series and is a completed project. This was completed in 2017 and can be viewed here: https://youtu.be/8NUsnQ1EcOo.

Two projects are running simultaneously and complement each other. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film that will be released theatrically worldwide in November 2025.


THE LAUNCH PLAN
YOUNG DAVID
5 PART MINI-SERIES ON ANGEL & MINNO
Warrior NOV '23
King DEC '23
Shepherd JAN '24
Poet FEB '24
Worshiper MAR '24
2023
2024
STREAMING ON
ANGEL STUDIOS
minno
DAVID
GLOBAL THEATRICAL RELEASE
2025
FULL-LENGTH ANIMATED FEATURE RELEASED WORLDWIDE
SUBJECT TO CHANGE

Young DAVID Series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The LINK (https://youtu.be/Sa4-GCtt728?si=7ZxDyqts_3c1eE6s) showcases all the Young DAVID series that have been developed.



The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper, each exploring a facet of David's character as revealed in the biblical text. Between November 2023 and March 2024, Young DAVID will be available to screen through Minno Kids and Angel Studios. It is a key strategic release strategy to build awareness and market the DAVID feature movie. The production of the Young DAVID series is complete.

For more information, please visit www.thedavidmovie.com

DAVID Feature Film

Inspiration



David is one of the most inspiring characters in human history. Warrior, Poet, Shepherd, Worshiper, and King, David's life is one of incredible color and energy. It's the ultimate underdog story.

It's about much more than a shepherd boy who took on a giant. It's a story that can inspire a generation to live more courageously and love more generously.

Not only is David's life one of the most compelling stories of human history, but it also points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

Synopsis

David is the youngest of eight sons and right at the bottom of his family's pecking order when he discovers a destiny far greater than he had ever dreamed. From caring for his father's sheep in remote fields, he suddenly finds himself in the King's palace on a collision course with two hostile armies, a giant enemy warrior, and his own King, Saul. One of history's most loved and best-known stories is coming to the big screen as a major animated feature film to ignite a new courageous generation of giant slayers.

Why Animation?

We want DAVID's message to reach every culture and every generation and to be watched and re-watched for decades to come. Animation has a unique power to communicate across age, cultural, and language barriers like no other medium and is possibly the most evergreen and best-performing of all film genres.

Project Status

The DAVID Movie is in production and is due for a November 2025 worldwide cinematic release.

Funding, Production, and Distribution

The project requires $60.9 million in funding to pay for the production of the DAVID movie and other running expenses until the movie's launch when revenue will be generated. The graph below shows the funding mechanism to date and the financing still required.



Slingshot Productions Limited, the Company's controlling holding company, initially financed the production and running costs and was issued Preferred Units worth $19.6 million in return.

In 2022, the Company raised $7.1 million through Reg CF ($5.2 million), D ($1.4 million), and A+ ($0.7 million). In 2023, the Company raised a further $15.8 million via Reg A+.

In 2024, the Company signed a contractual agreement with two distributors to invest $3 million in July 2024. Angel Studios guarantees the $3 million subscription.

In 2023, the Company entered into a $10.6 million loan facility with related parties (owners of the Company's holding company) at a monthly compounded interest rate of 10%. The loan is immediately repayable on request or matures on December 13, 2025.

Considering all the existing guaranteed funding and subscription agreements, except the Subscription Excluded below, the total funding at the end of December 2023 amounts to $56 million; the Company requires another $4.6 million, which ideally will be raised through Reg A+.

Subscription Excluded from analysis: Slingshot Productions has a binding subscription agreement to call up to $10.6 million in Preferred Units from Slingshot Productions Limited, the Company's holding company. Subject to other investor interest, the Company may elect to receive all or any portion of the $10.6 million. This binding subscription agreement was not considered for the Project funding status since management intends to fund the outstanding funding with Crowdfunding or other private investments. The Company associates great value in building an audience through Crowdfunding and, therefore, will opt to raise as much Crowdfunding as possible. The binding subscription agreement to call up to $10.6 million Preferred Units will consequently only be used if Crowdfunding cannot be raised for the amount or via other funding.

> **Funding** - At Slingshot Productions, we understand that securing the necessary funding is crucial to the success of the DAVID movie. Building and expanding our community is key to achieving our long-term goals. Here are some of the key performance metrics for our funding:

- Crowdfunding Success: Our recent Reg CF crowdfunding campaign and Regulation A+ Crowdfunding raised a record-breaking amount in the entertainment industry, demonstrating our community's strength and growth potential. We plan to leverage this success to build our community further and generate interest in our movie.
- Angel Partnership: Our partnership with Angel has the potential to amplify our community further and increase our following once the movie is ready for release. We are excited about the opportunities this collaboration will provide and the potential for continued growth.
- Funding Status: We are pleased with our progress in securing funding for the project. The production budget is almost entirely funded, and we have secured bridge funding to cover any remaining expenses. However, we remain committed to obtaining more crowdfunding to increase our following and community engagement.

Production – we understand that producing a top-quality movie is essential to our success. Here are some key performance metrics for our production:
- Timeline: Although the production completion date has shifted from November 2024 to March 2025, we are pleased to report that key production milestones are on track, and the production budget remains unchanged. Despite facing unexpected challenges, our team has demonstrated their expertise and dedication to the project. We are confident that we will stay on target for production completion.
- Quality Assurance: We take great pride in the quality of our work and are committed to maintaining the highest standards throughout production. Feedback from our screenings to date and feedback from those who have seen the production work has been overwhelmingly positive. We will continue to monitor this quality assurance metric through ratings from test screenings, critical reviews, and audience feedback, among others.
- Budget: We are closely tracking our production budget and have adjusted it to maintain our high standards. Even while our target timelines shifted, we could keep the original budget. Being efficient with our resources will allow us to speed up production and bring the movie to audiences as soon as possible.

  DAVID has attracted talented and experienced artists, animators, filmmakers, and music professionals worldwide. Our crew of over 170 people across 17 countries includes senior contributors to some of the last two decades' most successful and iconic movies, including "Finding Nemo", "Moana", "Tangled", "Big Hero 6", and "Soul". Our music team includes multiple Grammy winners. The music of DAVID is inspiring, with several potentially timeless hits on the soundtrack.



Distribution - The project's success will depend on the distribution strategy to maximize revenue potential. The key performance metrics for distribution will include the following:

- Distribution channels used (e.g., theatrical release, online streaming, DVD sales, etc.);
- Revenue generated from each distribution channel;
- Number of countries where the movie is released and the revenue generated in each market; and
- Marketing and promotion metrics include the number of trailers viewed, social media engagement, and press coverage.

MATERIAL RISK FACTORS ASSOCIATED WITH INVESTMENTS

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies. They are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based, niche film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other distribution methods), but we cannot guarantee this for DAVID.

While management believes its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including factors such as the ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from crowdfunding'.

The Company's management will have broad discretion regarding how to use the net proceeds from crowdfunding to produce DAVID. Investors will be relying on the judgment of the Company's management regarding this.

Investors will own non-voting preferred units and will not be able to control or influence the Company's business decisions.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to control the Company's business decisions and operations. However, it is possible that management will not always make successful management decisions.

The Company is newly formed and has no history upon which investors can evaluate it.

The Company was formed to develop, produce, and distribute *DAVID*. Accordingly, the Company has a limited operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no significant revenues and requires the net proceeds from the sale of Preferred Units to fund the development and production of *DAVID*. No assurance can be given that *DAVID* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications, and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any or all of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie, and it is limited in its ability to diversify its investments to reduce its risk of failure.

DAVID will be the first movie that the Company produces, which will be released in November 2025. No assurance can be given that the Company's management team can successfully develop, produce, and make arrangements to distribute DAVID. As the Company will have only one asset (DAVID), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion, and distribution of DAVID are subject to numerous uncertainties, including financing requirements, personnel availability, and the release schedule of competing films. There may be additional problems that could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures, and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company can successfully develop, produce, distribute, or realize any revenue from DAVID. Failure to develop, produce, distribute, or realize such revenues will adversely affect the Company's business, operating results, and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films, shows, or content is released at the same time as our content; thus, we cannot know. Still, it is always possible that another company's content may be more desirable than our own, and we are unsuccessful in competing in the marketing. No assurance can be given that DAVID will appeal to the public or that other shows and films may not be more appealing, reducing the demand to view DAVID. Accordingly, there is a substantial risk that DAVID will not be commercially successful, in which case the Company may be unable to recoup all costs associated with the production of DAVID or realize revenues or profits from the sale of DAVID.

Technological advances may reduce the demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are undergoing significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict these factors' overall effect on a film's potential revenue and profitability.

DAVID will be subject to the risks associated with producing and distributing motion pictures.

Although the production of a demo of DAVID, which the Company acquired from Slingshot Productions Limited, was completed, the Company cannot guarantee that the production of the remaining motion picture will be completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any number of unexpected situations will prevent the completion of the production of *DAVID*.

DAVID has a license agreement to distribute the movie through Angel Studio's streaming platform. However, distribution channels and methods can also fall out of favor with users and viewers, and we may not be able to adapt quickly enough to maintain momentum for viewers' adoption of our content.

DAVID may not succeed if it receives unfavorable reviews.

The financial success of a motion picture largely depends on the public's reaction, which professional reviewers or critics often influence for newspapers, television, and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to DAVID. To the extent that DAVID receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace, and the loss of any such persons could adversely affect the Company's business.

If the Company cannot retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any of these individuals become incapacitated or otherwise unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units to key production personnel (such as producers, writers, actors, stunt coordinators, and unit production managers) to obtain the best possible crew at the lowest up-front cost. DAVID's production and completion may be adversely affected if new personnel must be engaged or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be employed. These professionals and key personnel also may be involved in other projects that may take them away from the production of DAVID and cause delays, all of which may increase the cost of production of DAVID and decrease the likelihood of being able to complete DAVID, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources and experience than we do.

We are a tiny and unproven entity compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources to compete for ideas, storylines, and scripts. This may have a material adverse effect on our business, results of operations, and financial condition. In addition, established smaller studios, production companies, and agencies have significantly greater financial and marketing resources than we do. Many have sophisticated websites and the ability to advertise in various media. We will principally depend on the business contacts of our distribution contracts and master licensing agents. There are no assurances that our approach will be successful.

We must raise additional capital to fund our business plan and expand our operations fully.

Slingshot Productions is a relatively new business venture and requires significant funding to get its operations off the ground. The Company's parent company, Slingshot Productions Limited, has invested $19.6 million in the project as founders' capital. The Company successfully raised $5.2 million, $1.440 million, and $16.4 million, respectively, from Regulation CF, D, and A+ Crowdfunding. The Company's parent company invested an additional $11 million in Reg A, which forms part of the $16.4 million amount previously mentioned.

The Company obtained a $10.6 million credit facility from related parties (the owners of the Company's parent company) and has a contractual commitment from its distributors to invest $3 million via subscription in July 2024. The terms of the subscription have already been agreed to.

The Company has a binding subscription agreement to call up to $10.6 million of Preferred Units from Slingshot Productions Limited. Management intends not to exercise this option but to raise the $10.6 million through Regulation A+ crowdfunding or private investments. This does provide some financial flexibility to bridge the gap between funding and the $61 million if required.

The total funding amounts to $56.3 million, with an additional $4.6 million required through crowdfunding or private investment to fully fund the Company up to the projected release of DAVID.

From a liquidity perspective, the Company believes it has adequate funding to cover its operational and marketing of the financing expenses up until the release of the film in November 2025. However, it is important to note that the Company is still in the pre-revenue phase and is not expected to earn significant revenue until November 2025, when the movie is scheduled to be released. Therefore, the Company may require additional funding to cover any unforeseen expenses that may arise before it starts generating revenue.

Overall, while the Company appears to have adequate funding to cover its current expenses, it may require additional funding to cover any unforeseen expenses that may arise. The Company's ability to generate revenue from the DAVID movie in 2025 will be critical in determining its long-term liquidity and capital resources.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to our members. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. The Company members may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk concerning this offering includes the potential for a complete investment loss.

The Company issued Preferred Units to Slingshot Productions Limited.

In addition to owning 50% of the Company's Common Units, the Company also issued 19,600,000 Preferred Units to Slingshot Productions Limited as consideration for production costs previously incurred by Slingshot Productions Limited. Slingshot Productions Limited will be entitled to distributions of profits (to the extent the Company has generated sufficient cash flow) on equal footing with investors that purchased the Preferred Units as part of the Reg CF, Reg D, or Reg A+ fundraising.

OWNERSHIP AND CAPITAL STRUCTURE

<u>COMMON AND PREFERRED UNITS</u>

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (see Note 9) (b) the Preferred Units include a right to preferred distributions as outlined in this Agreement, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation Crowdfunding, raising gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units at a price of $1.00 per unit.

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for issuing 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the years ended December 31, 2023, and 2022. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company raised gross proceeds of $15,349,625 and $1,127,710, respectively. The unit price was adjusted to $1.65 in December 2023 for the remainder of the Regulation A+ Crowdfunding.

For the active rounds as of December 31, 2023, and 2022, investors could earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested. As of December 31, 2023, and 2022, the total reward value owed for the units sold in the year was estimated at $20,360 and $20,000, respectively, and a liability was recorded in accrued expenses in the balance sheets as of December 31, 2023, and 2022, and as a reduction to members' equity for the years ended December 31, 2023, and 2022.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par value	Authorized	Units issued and outstanding	
			December 31, 2023	December 31, 2022
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	41,802,504	27,134,404

Subsequent to December 31, 2023, the Company amended the Operating Agreement as follows:
- The authorized Preferred Units were increased from 60,000,000 to 90,000,000
- The rights of Preferred Units were changed in that Preferred Units have voting rights if the holder also holds Common Units. Holders with Preferred Units only do not have voting rights. This amendment changed the control of the Company as follows:

Prior to the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of Voting Units
Slingshot Productions Limited (1)	25,200,000	30,600,000	25,200,000	50%
The Gideon Trust (2)	25,200,000	-	25,200,000	50%
Total			50,400,000	

After the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of voting Units
Slingshot Productions Limited (1)	25,200,000	30,600,000	55,800,000	68.8%
The Gideon Trust (2)	25,200,000	-	25,200,000	31.2%
Total			81,000,000	

Notes:

(1) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(2) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

INDEBTEDNESS

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan was repayable within seven months of the effective date and is exclusively to fund the digital ad-buying for Regulation Crowdfunding. On December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid during 2022.

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable on or before July 30, 2024, or within one month of a repayment request by Angel Studios. The loan is exclusively to fund the digital ad-buying for Regulation Crowdfunding. On December 31, 2022, the Company utilized $ 897,198 of the facility, which was fully repaid after December 31, 2022. Unissued Preferred Units secured the loan.

The Company entered into a $10,600,000 loan facility with related parties (owners of the Company's holding company) at a monthly compounded interest rate of 10%, and the loan is immediately repayable on request or matures on December 13, 2025. On December 31, 2023, the unpaid principal balance was $800,000, and the interest payable was $3,777.

COMPANY TRANSACTIONS

Transaction since inception date, September 14, 2021, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Reg CF during the preceding 12 months period in which any of the following persons had or is to have a direct or indirect material interest:

- Any director or officer of the issuer
- Any person who is, as of the end of the last year, a beneficial owner of 20 percent or more of the issuer's outstanding voting equity, calculated on the basis of voting power
- Any member of the family of any of the last two categories of people (children, stepchildren, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, MIL, FIL, SIL, DIL, BIL, SIL, including adoptive relationships)

Acquisition of intangible assets

On November 8, 2021, Slingshot Productions Limited sold the DAVID movie demo, as well as all intellectual property related to Young DAVID and the DAVID movie, to the Company in exchange for 50,400,000 Common Units and 19,600,000 Preferred Units of the Company.

Amount due to parent company

As of December 31, 2023, and 2022, respectively, $70,000 and $193,431 are due to the Company's holding company, Slingshot Productions Limited, for accounting and administrative support services and expenses borne on behalf of the Company.

Amount due to a related company

As of December 31, 2023, and December 31, 2022, respectively, an amount of $0 and $700,000 are due to a related company, Miombo Enterprises (Pty) Ltd. These amounts represent the net amount due for the production of the Young DAVID short, a 5-minute short animation that will be premiered before the release of the DAVID movie, and amounts prepaid for the production of the DAVID movie.

An amount of $17,500 and $12,500 is due to a Manager of the Company for services delivered during 2023 and 2022, respectively.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2023	December 31, 2022
Current accounts payable to a related party	17,500	712,500

Production contract

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and a computer animation studio based in Cape Town, South Africa, concerning the development and creation of DAVID. Osment Philip Cunningham is the co-owner of Sunrise, a member of the Company's Board of Managers, and the ultimate beneficial owner of The Gideon Trust, which owns 31.1% of the Company's voting rights.

Service Level Agreement

The Company signed a service level agreement with A2G Managers Limited and Slingshot Productions Limited, which are part of the A2G Group of companies with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Slingshot Productions Limited owns 68.9% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers.

Subscription Agreement

The Company has entered into a legally binding subscription agreement (entered March 2023) with Slingshot Productions Limited, under which it can call up to $10.6 million of Preferred Units from Slingshot Productions Limited.

Loan Agreement

In 2023, the Company entered into a $10.6 million loan facility with Frederik and Sanet Kritzinger. The loan is immediately repayable on request or matures on December 13, 2025. Sanet Kritzinger is appointed to the Company's Board of Managers. Frederik and Sanet Kritzinger are the ultimate beneficial owners of Slingshot Productions Limited, which owns 68.9% of the Company's voting rights.

Security Ownership of Management and Certain Security Holders

As of March 7, 2024, the following table sets out Slingshot Productions voting securities owned by our executive officers, managers, and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	Percent of voting units (1)
Slingshot Productions Limited (3)	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	25,200,000 Common Units	31.1%
		30,600,000 Preferred Units	37.8%
			68.9%
The Gideon Trust (4)	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	25,200,000 Common Units	31.1%
		81,000,000	100%

Notes:

(1) Based on a total of 81,000,000 Units with voting rights, consisting of 50,400,000 Common Units and 30,600,000 Preferred Units, issued and outstanding as of March 7, 2024. Preferred Unit holders have voting rights if that holder also holds Common Units.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

PREVIOUS EXEMPT OFFERINGS

The Company effectuated a Regulation crowdfunding offering in December 2021, which ended in December 2021 and closed in March 2022 for USD 5.219 million. In 2022, the Company raised $1.412 million through Regulation D and launched Regulation A+ crowdfunding, raising $1.127 million and $15,349 million in 2022 and 2023, respectively, which includes an $11 million investment from Slingshot Productions Limited. The Company approved 2,200,000 warrants at $0.01 for Slingshot Productions Limited and 200,000 warrants at $0.10 for another investor fund, which was exercised in the same year.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table after considering the transactions in the preceding paragraph:

	Par value	Issue value	Authorized	Units Issued and outstanding	USD Issued and outstanding
Common Units	$0.00	$1.00	70,000,000	50,400,000	$-
Preferred Units	$0.00		60,000,000	41,802,504	42,737,071
Slingshot Productions Limited		$1.00		19,600,000	19,600,000
Reg CF		$1.00		5,219,736	5,219,736
Reg D		$1.00		1,412,500	1,412,500
Reg D		$1.25		22,000	27,500
Reg A+		$1.25			
Round 1				902,168	1,127,710
Round 2				259,517	324,396
Round 3				185,917	232,396
Slingshot Productions Limited				8,800,000	11,000,000
Round 4				150, 420	188,025
Round 5				581, 041	726,301
Round 6				304,730	380,913
Round 7				444,139	555,174
Round 8				467,093	583,866
Round 9				800,000	1,000,000
Round 10				253,243	316,554
Warrants exercised into Preferred Units – Slingshot Productions Limited		$0.01		2,200,000	22,000
Warrants excercised into Preferred Units		$0.10		200,000	20,000

The issuer has not previously failed to comply with ongoing reporting requirements.

ATTACHMENT A (FINANCIAL REPORT)

Slingshot USA, LLC t/a Slingshot Productions™

A Delaware Limited Liability Company

Audited Financial Statements

December 31, 2023

Slingshot USA, LLC t/a Slingshot Productions™
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2023, and 2022

Slingshot USA, LLC t/a Slingshot Productions™

TABLE OF CONTENTS

TANNER

Independent Auditor's Report

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years ended December 31, 2023 and 2022, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and 2022, in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

/s/ Tanner LLC
Lehi, Utah
May 14, 2024

Slingshot USA, LLC t/a Slingshot Productions™
Balance Sheets
As of December 31, 2023, and 2022

	Notes	As of December 31, 2023		As of December 31, 2022
ASSETS				
Current assets:				
Cash		$ 193,090	$	2,345,593
Accounts receivable		80,590		700,000
Subscription receivable		-		500,000
Prepaid expenses and other		14,548		34,411
Total current assets		288,228		3,580,004
Non-current assets:				
Investments in production, net	6	39,158,025		22,454,248
Total non-current assets		39,158,025		22,454,248
TOTAL ASSETS		$ 39,446,253	$	26,034,252
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities:				
Trade and other payables		$ 57,392	$	36,656
Accounts payable to a related party	5	17,500		712,500
Accounts payable to holding company	5	70,000		193,431
Short-term loan	7	800,000		897,198
Total current liabilities		944,892		1,839,785
Members' equity:				
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at December 31, 2023, and 2022	4,9	-		-
Preferred Units, no par, 60,000,000 authorized, 41,802,504 and 27,134,404 issued and outstanding, at December 31, 2023, and December 31, 2022, respectively	4,9	41,840,187		26,754,131
Accumulated deficit		-3,338,826		-2,559,664
Total members' equity		38,501,361		24,194,467
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 39,446,253	$	26,034,252

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions™
Statements of Operations
For the years ended December 31, 2023, and December 31, 2022

	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue		$ 259,455	$ -
Costs of net revenues		-	-
Gross profit		259,455	-
Operating expenses:			
Advertising		206,482	973,043
Bank service charges		3,042	522
DE franchise tax		607	300
Foreign exchange loss		1,596	-
Insurance expense		19,864	6,133
IT costs		576	-
Travel expenses		148,045	-
Professional fees		658,405	504,353
Total operating expenses		1,038,617	1,484,351
Loss from operations before taxation		-779,162	-1,484,351
Income tax provision	8	-	-
Net loss		$ -779,162	$ -1,484,351

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions™
Statements of Changes in Members' Equity
For the years ended December 31, 2023, and December 31, 2022

	Note	Common Units Number of Shares	Amount	Preferred Units Number of Shares	Amount	Accumulated Deficit	Total Members' Equity
Balance at December 31, 2021		50,400,000	$ -	19,600,000	$ 19,600,000	$ -1,075,313	$ 18,524,687
Preferred unit issuances:							
Regulation CF - No par, $1 issue		-	-	5,219,736	5,219,736	-	5,219,736
Regulation D – No par, $1 issue		-	-	1,400,000	1,400,000	-	1,400,000
Regulation A+ - No par, $1,25 issue		-	-	902,168	1,127,709	-	1,127,709
Offering costs		-	-	-	-605,814	-	-605,814
Stock-based compensation		-	-	12,500	12,500	-	12,500
Net loss		-	-	-	-	-1,484,351	-1,484,351
Balance at December 31, 2022		50,400,000	$ -	27,134,404	$ 26,754,131	$ -2,559,664	$ 24,194,467
Preferred unit issuances:							
Regulation A+ (and exercise of associated warrants) – No par, $1 - $1.25 issue		-	-	14,646,100	15,349,626	-	15,349,626
Offering costs		-	-	-	-291,070	-	-291,070
Stock-based compensation		-	-	22,000	27,500	-	27,500
Net loss		-	-	-	-	-779,162	-779,162
Balance at December 31, 2023		50,400,000	$ -	41,802,504	$ 41,840,187	$ -3,338,826	$ 38,501,361

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions™
Statements of Cash Flows
For the years ended December 31, 2023, and December 31, 2022

	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flows from operating activities		
Net loss	$ -779,162	$ -1,484,351
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	27,500	12,500
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	619,410	1,800,000
(Increase)/decrease in prepaid expenses and other	19,863	-34,411
Increase/(decrease) in trade and other payables	20,736	-126,554
Increase/(decrease) in payables to a related party	-695,000	-1,787,500
Increase/(decrease) in payables to holding company	-123,431	-41,807
Net cash used in operating activities	-910,084	-1,662,123
Cash flows from investing activities		
Investments in productions	-16,703,777	-2,854,248
Net cash used in investing activities	-16,703,777	-2,854,248
Cash flows from financing activities		
(Increase)/decrease in subscription receivable	500,000	-500,000
Proceeds from issuance of preferred units, net of offering costs	15,058,556	7,141,631
Proceeds from short-term loan	800,000	897,198
Repayment of short-term loan	-897,198	-688,080
Net cash provided by financing activities	15,461,358	6,850,749
Net change in cash	-2,152,503	2,334,378
Cash at beginning of period	2,345,593	11,215
Cash at end of period	$ 193,090	$ 2,345,593

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the "Company" or "Slingshot Productions") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is owned by Slingshot Productions Limited and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot Productions was formed to produce a feature-length animated film based on the biblical story of David. The objective is to make the movie to be as factually accurate as possible and simultaneously to make a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Our writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. We have also built a Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, as well as a Jewish Rabbi based in Israel and a scholar of the original text, and has been really helpful in understanding the context of David's time and culture.

The Company has two current projects. The first is Young DAVID, which consists of five short episodes released from November 2023 to March 2024. The second project is a major feature film, DAVID, that will be released in 2025 theatrically world-wide.

Young DAVID Series

The Young DAVID series will precede the DAVID feature film. Young DAVID is a five-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel. Each episode is approximately five minutes long.

The initial five Young DAVID episodes are titled Warrior, King, Shepherd, Poet, and Worshiper. Each explores a facet of David's character as revealed in the biblical text. Young DAVID is currently available to screen through Minno Kids and Angel Studios between November 2023 and March 2024. The production of the Young DAVID series is complete.

DAVID Feature Film

The DAVID Movie is in production and is due for a 2025 worldwide cinematic release. The Company contracted Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and an animation studio based in Cape Town, South Africa, for the development and creation of DAVID.

NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with U.S. generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

The Company was registered on September 14, 2021, and the Company is in the process of producing the DAVID movie. The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for 2025, and management estimates the total Running Cost to be $64 million, $16.3 million of which remains to be incurred as of December 31, 2023. Further, the Company has sustained recurring losses and has experienced negative cash flows from operating activities. Management has secured a $10.6m shareholder loan, of which $9.8m is available as of December 31, 2023. Management believes the additional firm commitments of subscription agreements of $10.6 million (entered in 2023) and $3.0 million (entered in 2024), along with the Company's existing cash resources, are sufficient to fund planned production costs through at least May 15, 2025, at which date the movie production should be complete.

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

The Company also has an active Regulation A+ Crowdfunding that is approved up to the end of July 2024 (www.thedavidmovie.com). There can be no assurance on the availability or terms upon which such financing and capital might be available.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Credit Losses

Accounts receivable are initially recognized at their transaction price and subsequently measured at amortized cost, adjusted for any loss allowance. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. Credit losses are measured on a collective or individual basis using the expected credit loss model, as prescribed by ASC 326. This model focuses on the estimation of all expected credit losses over the life of the receivables, reflecting both historical experience, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses will be maintained to present the net amount expected to be collected. The allowance is a valuation account that is deducted from the amortized cost of the receivables to present the net carrying value at the amount expected to be collected.
  - Changes in the credit loss allowance are recorded through credit loss expense in the income statement. No allowances for doubtful accounts were established as of December 31, 2023, and 2022.

Receivables are written off against the allowance for credit losses when deemed uncollectible. This decision is based on factors such as prolonged delinquency, customer bankruptcy, or other indicators of financial distress. Recoveries of amounts previously written off are recorded as credits to the allowance for credit losses in the period when the recovery occurs.

This policy is intended to ensure that receivables are reported at amounts that reflect the expected ability to collect outstanding amounts while providing transparency about credit risk and changes in the estimate of future cash collections. The policy will be reviewed annually and updated as necessary to reflect changes in financial reporting standards, economic conditions, and the entity's risk assessment and management practices.

Subscription Receivable

The Company records unit issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to issuing financial statements at a reporting date in satisfaction with the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity on the balance sheet. The Company's subscription receivable as of December 31, 2022, was collected in cash on January 12, 2023.

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

Investments in Production

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its Ultimate Revenue per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams' historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues. Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated).

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the years ended December 31, 2023, and December 31, 2022.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

- Cash

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. The Company's cash is deposited in a single financial institution and may, at times, exceed the FDIC insurance limit.

- Distribution and servicing arrangements

Angel Studios, Inc. has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:
- From the first dollar earned, 9% will be paid to the Company's Torch Creation Fund, and Angel will hold 6% to cover the Operations & Development Fee ("O&D") cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor ("OCC") is reached (see below).
- The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
- After all Permitted Distribution and Marketing Expenses are recouped, the balance will be paid to the Company until Production Costs plus 20% have been recouped.
- After that, the Opportunity Cost Corridor (OCC) will commence and the O&D Fee and Torch Creation Fund will cease. During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
- Thereafter, depending on the revenue source, the Company retains between 57% and 66.7% of the balance.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers," establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Contribution Revenue
The Company generates royalty revenues from funds received under a non-reciprocal agreement with Angel Studios for donation proceeds received by Angel Studios to be used in furtherance of the purposes of the Company, which include the production (and related costs) of the Young David series, and the DAVID feature film.

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

Contributions received from voluntary donations pursuant to the agreement with Angel Studios generate a royalty and are reported as Contribution revenues in the statement of operations in accordance with ASC Topic 958, *Not-for-Profit Entities*, being a core source of revenue from the Young David series and used to market and distribute the Young David series, and to produce (and eventually market and distribute) the DAVID movie. Revenue from these contributions is recognized in the period that the Company receives the royalties from contributions in accordance with ASC 958, as the contributions received under the agreement are non-exchange transactions and are not subject to conditions or restrictions.

Merchandise Revenue
The Company received royalties from DAVID merchandise sold by Angel Studios in accordance with the Content Distribution Agreement – mainly clothing and books. Royalty revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. Angel Studios manages merchandise sales, and all merchandise inventory is owned by Angel Studios.

The following table presents the Company's royalty revenue disaggregated by merchandise revenues and contribution revenues:

		December 31, 2023	December 31, 2022
Royalties earned on Merchandise sales	$	14,535	-
Royalties earned on Contributions		244,920	-
		259,455	-

Revenue attributable to the Company's projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award's vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's preferred units.

Offering Costs

The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes no provision for any uncertain income tax positions in our financial statements is required, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

NOTE 4: MEMBERS' EQUITY

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, with the exception if a Preferred Unit holder also holds Common Unit(s) (see Note 9) (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202. To clarify, Preferred Units will carry the same rights as Common Units should the holder hold at least 1 (one) Common Unit.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation Crowdfunding, raising gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units. The offering price was $1.00 per unit.

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the years ended December 31, 2023, and 2022. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company raised gross proceeds of $15,349,626 and $1,127,709, respectively. The unit price was adjusted to $1.65 in December 2023 for the remainder of the Regulation A+ Crowdfunding.

For the active rounds as of December 31, 2023, and 2022, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested. As of December 31, 2023, and 2022, the total reward value owed for the units sold in the year was estimated at $20,360, and a liability was recorded in accrued expenses in the balance sheets as of December 31, 2023, and as a reduction to members' equity for the years ended December 31, 2023.

Slingshot USA, LLC t/a Slingshot Productions[TM]
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par value	Authorized	Units issued and outstanding	
			December 31, 2023	December 31, 2022
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	41,802,504	27,134,404

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

At the creation of the Company, it purchased intangible assets from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information.

Amount due to parent company

An amount of $70,000 and $ 193,431 is due to the Company's holding company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2023, and 2022, respectively.

An amount of $17,500 and $12,500 is due to a Manager of the Company for services delivered during 2023 and 2022, respectively.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2023	December 31, 2022
Current accounts payable to a related party	$ 17,500	712,500

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company's parent company and, therefore, is a related party. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis. The tax basis for the film cost and intangible assets acquired is $70,000,000, represented by the management's estimated fair-market value thereof.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units.

The Company amortizes film costs once the production phase concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year ending December 31,	Young DAVID	DAVID	Total
2024	$ -	-	-
2025	-	29,864,178	29,864,178
2026	-	9,915,009	9,915,009
2027	-	4,412,926	4,412,926
2028	-	4,412,926	4,412,926

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022, and for the years then ended

NOTE 7: FINANCING ARRANGEMENTS

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan was repayable within seven months of the effective date and is exclusively to fund the digital ad-buying for Regulation Crowdfunding. On December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid during 2022.

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable on or before July 30, 2024, or within one month of a repayment request by Angel Studios. The loan is exclusively to fund the digital ad-buying for Regulation Crowdfunding. On December 31, 2022, the Company utilized $ 897,198 of the facility, which was fully repaid after December 31, 2022. Unissued Preferred Units secured the loan.

The Company entered into a $10,600,000 loan facility with related parties (owners of the Company's holding company) at a monthly compounded interest rate of 10%, and the loan is immediately repayable on request or matures on December 13, 2025. On December 31, 2023, the unpaid principal balance was $800,000, and the interest payable was $3,777.

NOTE 8: INCOME TAXES

The effective tax rate of the Company's tax expense/(benefit) for income taxes differs from the federal statutory rate as follows:

	December 31, 2023			December 31, 2022	
Computed Federal income tax expense (benefit) at the statutory rate	$	-163,624	21%	$ -320,418	21%
Other		10,472	-1.3%	-	-
Change in Valuation Allowance		153,152	-	320,418	-21%
			19.7%		
Effective rate		-	0%	-	0%

The tax effects of significant items comprising the Company's deferred taxes are as follows as of:

		December 31, 2023
Deferred tax assets:		
Net operating losses	$	776,047
Basis difference in intangibles		10,507,339
		11,283,386
Less valuation allowance		-11,283,386
Net deferred tax assets/(liabilities)		-

As of December 31, 2023, and December 31, 2022, the Company had federal net operating losses carryforwards of $3,695,462 and $2,601,113, respectively, which can be carried forward indefinitely but are subject to an 80% use limitation annually.

The Company evaluates all available evidence to assess whether a valuation allowance is necessary to reduce its deferred tax assets. In both 2023 and 2022, due to operating losses incurred and the uncertainty surrounding the success of the Company's first-time production, a total valuation allowance was recorded against net deferred tax assets as of December 31, 2023, and December 31, 2022. Management could not determine with sufficient certainty that the deferred tax assets would be realized.

Slingshot USA, LLC t/a Slingshot Productions™
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2023, and 2022 and for the years then ended

The Company files federal and state income tax returns in various jurisdictions with different statute limitations. As of December 31, 2023, the Company's 2023, 2022 and 2021 tax years were still subject to examination, but no tax returns were under audit.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the years ended December 31, 2023, and December 31, 2022. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

NOTE 9: SUBSEQUENT EVENTS

Management evaluated subsequent events through May 15, 2024, when the financial statements were available to be issued. The Company successfully launched its Regulation A+ crowdfunding campaign, which was approved through July 31, 2024. To date, $16,435,335 has been received through Reg A+, which includes an $11 million subscription agreement from Slingshot Productions Limited (the Company's parent company).

Subsequent to December 31, 2023, the Company amended the Operating Agreement as follows:
- Appointed two new Board Managers. Paul Venter as the Chief Executive Officer, and Bernardus Johannes Lans as the Chief Financial Officer.
- The authorized Preferred Units were increased from 60,000,000 to 90,000,000
- The rights of Preferred Units were changed in that Preferred Units have voting rights if the holder also holds Common Units. Holders with Preferred Units only do not have voting rights. This amendment changed the control of the Company as follows:

Prior to the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of Voting Units
Slingshot Productions Limited	25,200,000	30,600,000	25,200,000	50%
The Gideon Trust	25,200,000	-	25,200,000	50%
Total			**50,400,000**	

After the amendment of the Preferred Unit rights:

	Number of Common Units	Number of Preferred Units	Number of Voting Units	Percent of voting Units
Slingshot Productions Limited	25,200,000	30,600,000	55,800,000	68.8%
The Gideon Trust	25,200,000	-	25,200,000	31.2%
Total			**81,000,000**	

ITEM 10. EXHIBITS

§

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report in each case, as indicated below.

1.   Form of Subscription Agreement*

2.   Escrow Agent Agreement*

        *Previously filed.


SIGNATURE


Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC t/a Slingshot Productions™

/s/ Bernardus Lans
Chief Financial Officer